UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                                              OMB APPROVAL
                               FORM 12b-25             ------------------------
                                                       OMB Number     3235-0058
                                                       Expires:     May 31,1997
                                                       Estimated average burden
                                                       hours per response..2.50

                      NOTIFICATION OF LATE FILING

(Check One):

    (X) Form 10-K  ( ) Form 20-F  ( ) Form 11-K  ( ) Form 10-Q ( ) Form N-SAR

                For Period Ended:  December 31, 1996
                                   -----------------
                [  ] Transition Report on Form 10-K
                [  ] Transition Report on Form 20-F
                [  ] Transition Report on Form 11-K
                [  ] Transition Report on Form 10-Q
                [  ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                ------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

     Fotoball USA, Inc.
-----------------------------------------------------------
Full Name of Registrant


------------------------------ ----------------------------
Former Name if Applicable


     3738 Ruffin Road
-----------------------------------------------------------
Address of Principal Executive Office (Street and Number)

     San Diego, CA 92123
-----------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses:

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
    (X) portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (See attached Schedule)



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


        David G. Forster           (619)                467-9900
-----------------------------   -------------   ---------------------------
           (Name)                (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                        (X) YES  ( ) NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ( ) YES  (X) NO


        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            Fotoball USA, Inc.
               ------------------------------------------------
                 (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    March 31, 1997                      By:  /s/ David G. Forster
        ----------------                          ---------------------------
                                                  David G. Forster
                                                  Vice President - Finance and
                                                  Chief Financial Officer


                         Schedule to Form 12b-25
                         -----------------------

    Fotoball USA, Inc. (the "Company") is in the process of obtaining certain information necessary to complete the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996 (the "Form 10-KSB"). The information required to ensure proper disclosure in the Form 10-KSB could not be timely obtained, and thus the Form 10-KSB could not be timely filed, without unreasonable effort or expense. As a result, the Company will be delayed in filing the Form 10-KSB. The Form 10-KSB will be filed within the time period required by Rule 12b-25.